February 4, 2013

VIA EDGAR

Mary A. Cole, Senior Counsel

Sheila Stout, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

RE:	KCAP Financial, Inc. – Registration Statement on Form N-2

(File Nos.: 333-185559; 814-00735)

Dear Ms. Cole and Ms. Stout:

On behalf of KCAP Financial, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us in a letter dated January 16, 2013 regarding the Company’s registration statement on Form N-2 (File No.: 333-185559) that was filed with the SEC on December 19, 2012 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Comments Relating to the Prospectus

Comment No. 1:	In the Fees and Expenses table on page 11 of the Prospectus footnote 5 states that “Acquired fund fees and expenses represent the estimated indirect expense incurred due to investments in other investment companies and private funds, including CLO Funds managed by the Asset Manager Affiliates.” The acquired fund fees and expenses should be stated as a separate line item in the fee table.

Response: The Company has revised the disclosure in the “Fees and Expenses” table accordingly. See page 11 of the Registration Statement.

Comment No. 2:	In the Fees and Expenses table on page 11 of the Prospectus the total annual expenses noted are 5.98%. The total annual expenses of the Company as noted in the September 30, 2012, Form 10-Q are 7.0%. Please confirm in your response that the only difference between the two figures noted above is an assumption of the sale of common shares that are being offered in this filing. In addition, include a statement above the fee table stating that the expense ratios assume the receipt of the proceeds of the offering, if that is the case.

Response: The Company has revised the disclosure in the “Fees and Expenses” table in light of the Staff’s comment. Furthermore, pursuant to the Staff’s request, the Company has included a statement above the “Fees and Expenses” table noting that the percentages set forth therein assume receipt of the proceeds of the Company’s contemplated offering.

Comment No. 3:	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment.

Comments Relating to the Financial Statement

Comment No. 4:	We understand that the Company does not have a “controlling financial interest” in the wholly owned subsidiary, Katonah 2007- I CLO Ltd. In your response, please inform the staff whether the Company has assessed the implications of Regulation S-X Article 3-09, Separate financial statements of subsidiaries not consolidated and 50 percent or less owned persons, and Regulation S-X Article 4-08 (g), Summarized financial information of subsidiaries not consolidated and 50 percent or less owned persons. Article 3-09(a) of Regulation S-X requires a registered investment company to include the financial statements of a subsidiary not consolidated in its filings if the subsidiary meets one of the three significant subsidiary tests in 1.02(w) of S-X. In your response, please state whether Katonah 2007-I CLO Ltd triggers any of the three significant subsidiary tests in 1.02 (w) of Regulation S-X. If none of the tests are triggered, would the requirements of Article 4-08 (g) apply to the Company?

Response: The Company confirms that it has assessed the implications of Rule 3-09 of Regulation S-X, “Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent-or-less Owned Person” (“Rule 3-09”) and Rule 4-08(g) of Regulation S-X, “Summarized Financial Information of Subsidiaries Not Consolidated and 50 Percent-or-Less Owned Persons” (“Rule 4-08(g)”), with respect to its wholly owned subsidiary, Katonah 2007- I CLO Ltd. (“Katonah 2007”). Based upon that assessment, the Company advises the Staff on a supplemental basis that Rule 3-09 does not apply to the Company’s investment in Katonah 2007 because none of the conditions set forth in Rule 1.02(w) of Regulation S-X (“Rule 1.02(w)”), as applied in accordance with Rule 3-09, are triggered. However, Rule 4-08(g) does apply to the Company’s investment in Katonah 2007 in light of the fact that one of the conditions set forth in Rule 1.02(w), as applied in accordance with Rule 4-08(g), is triggered. Therefore, the Company has revised the disclosure in the Registration Statement to include summarized financial information relating to its investment in Katonah 2007 as required by Rule 4-08(g). See pages 47 through 63 of the Registration Statement.

In addition, the Company undertakes to comply with Rules 3-09 and 4-08(g) of Regulation S-X, as applicable, on a going forward basis in its Form 10-Ks, Form 10-Qs and Form N-2s with respect to Katonah 2007 or any of its wholly owned portfolio investments to the extent applicable thereto.

Comment No. 5:	In the September 30, 2012, 10-Q, the Financial Highlights state that the total expense ratio is 6.9%. The total ratio is a combination of the interest expense of 3.2% and the non-interest expense of 3.8%. The total expense should be stated as 7.0%, not 6.9%. Revise the ratio accordingly.

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Response: The Company has revised the “Ratio of total expenses to average net assets” line item under “Financial Highlights” accordingly. See page F-21 of the Registration Statement.

Comment No. 6:	The Balance Sheet as of September 30, 2012, includes restricted cash of $6,093,126. In your response, please explain the purpose of the restricted cash balance.

Response: In accordance with the terms of the Company’s secured credit facility agreement with Credit Suisse AG, the Company must maintain a certain amount of cash and cash equivalents for the purpose of paying interest expenses, reducing borrowings, or to make other payments in accordance with the credit facility agreement. The Company may not use such proceeds, which it refers to as restricted cash, for general corporate purposes. Please also note that the Company has revised Note 2 to the Financial Statements, “Significant Accounting Policies – Restricted Cash” to reflect the foregoing. See page F-27 of the Registration Statement.

Comment No. 7:	The Schedule of Investments (“SOI”) must identify those assets considered “non-qualifying.” This comment was previously communicated to the Company; however, such disclosure does not appear to be included in the SOI for September 30, 2012, or for December 31, 2011. The footnote that was added in the last registration statement states the following, “Investment is not a qualifying asset as defined under Section 55(a) of the 1940 Act.” Ensure that this footnote is added to this registration statement as well as all future annual and quarterly filings.

Response: The Company has revised the Schedule of Investments as of September 30, 2012 and December 31, 2011 included in the Registration Statement accordingly. See pages 86 through 95, F-6 through F-13 and F-14 through F-20 of the Registration Statement.

Comment No. 8:	In Note 4 to the Financial Statements, Investments, Fair Value Measurements, consider providing additional disclosures in the Level III chart disclosing the asset type, fair value, valuation technique, unobservable inputs and the range of inputs. The first item to include is an additional column disclosing the weighted average range. Owing to the wide range of inputs and the effects that result from a wide range as disclosed, a weighted average should be stated for each separate range of inputs. See the example as stated in the FASB example in ASC 820. In addition, since the Company relies on the use of vendor pricing for their Level III holdings, consider adding as a best practice a row in the table that shows the amount of vendor priced securities so the reader can reconcile the total Level III holdings in the ASU 2011-04 disclosure to the final balance in the Level III roll forward. Lastly, provide a directional chart that illustrates the change to an unobservable input that may result in a significant change to the value of the investment. For an example of this chart, please refer to the notes to the financial statements of BlackRock Corporate High Yield Fund, Inc. semi-annual report dated August 30, 2012, filed on November 5, 2012. The current disclosure is very broad in stating that a significant increase or decrease in such unobservable inputs would result in a significant lower or higher fair value measurement.

Response: The Company has revised the disclosure in Note 4 to the Financial Statements, “Investments – Fair Value Measurements”, accordingly. See page F-38 of the Registration Statement.

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In connection with responding to the Staff’s comments on the Registration Statement, the Company acknowledges that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	The Company may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

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